SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G Under the Securities Exchange Act of 1934
(Amendment No....) _________________________________________
(Name of Issuer) rVue Holdings, Inc.

(Title of Class of Securities) Common Stock

(CUSIP Number) 74975J 104

(Date of Event Which Requires Filing of this Statement) September 10, 2012

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74975J 104
(1) Names of reporting persons. iVue Holdings, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 18,007,217 (1)
(7) Sole dispositive power 0
(8) Shared dispositive power 18,007,217 (1)
(9) Aggregate amount beneficially owned by each reporting person 18,007,217
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) Not applicable
(11) Percent of class represented by amount in Row 9 17.6% (2)
(12) Type of reporting person (see instructions) CO

(1) Includes 16,382,217 shares of Common Stock that are owned directly by iVue Holdings, LLC and 1,625,000 shares of Common Stock issuable upon the exercise of warrants that are exercisable within 60 days that are owned directly by iVue Holdings, LLC. Rome Trust is the majority member of Alto Molise, LLC, and Alto Molise, LLC is the majority member of iVue Holdings, LLC, which directly holds the securities reported herein. Edward Roche and Theresa Roche are trustees of Rome Trust. Edward Roche, Theresa Roche, Rome Trust and Alto Molise, LLC may be deemed to indirectly beneficially own the securities held directly by iVue Holdings, LLC. Robert W. Roche is the grantor of Rome Trust and disclaims any beneficial ownership of such securities, as he does not have voting and dispositive power over such securities.

(2) Based on 100,691,954 shares of Common Stock issued and outstanding.

CUSIP No. 74975J 104
(1) Names of reporting persons. Alto Molise, LLC
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization Nevada
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 18,007,217 (3)
(7) Sole dispositive power 0
(8) Shared dispositive power 18,007,217 (3)
(9) Aggregate amount beneficially owned by each reporting person 18,007,217
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) Not applicable
(11) Percent of class represented by amount in Row 9 17.6% (4)
(12) Type of reporting person (see instructions) CO

(3) Includes 16,382,217 shares of Common Stock that are owned directly by iVue Holdings, LLC and 1,625,000 shares of Common Stock issuable upon the exercise of warrants that are exercisable within 60 days that are owned directly by iVue Holdings, LLC. Rome Trust is the majority member of Alto Molise, LLC, and Alto Molise, LLC is the majority member of iVue Holdings, LLC, which directly holds the securities reported herein. Edward Roche and Theresa Roche are trustees of Rome Trust. Edward Roche, Theresa Roche, Rome Trust and Alto Molise, LLC may be deemed to indirectly beneficially own the securities held directly by iVue Holdings, LLC. Robert W. Roche is the grantor of Rome Trust and disclaims any beneficial ownership of such securities, as he does not have voting and dispositive power over such securities.

(4) Based on 100,691,954 shares of Common Stock issued and outstanding.

CUSIP No. 74975J 104
(1) Names of reporting persons. Rome Trust
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization Alaska
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 18,007,217 (5)
(7) Sole dispositive power 0
(8) Shared dispositive power 18,007,217 (5)
(9) Aggregate amount beneficially owned by each reporting person 18,007,217
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) Not applicable
(11) Percent of class represented by amount in Row 9 17.6% (6)
(12) Type of reporting person (see instructions) OO

(5) Includes 16,382,217 shares of Common Stock that are owned directly by iVue Holdings, LLC and 1,625,000 shares of Common Stock issuable upon the exercise of warrants that are exercisable within 60 days that are owned directly by iVue Holdings, LLC. Rome Trust is the majority member of Alto Molise, LLC, and Alto Molise, LLC is the majority member of iVue Holdings, LLC, which directly holds the securities reported herein. Edward Roche and Theresa Roche are trustees of Rome Trust. Edward Roche, Theresa Roche, Rome Trust and Alto Molise, LLC may be deemed to indirectly beneficially own the securities held directly by iVue Holdings, LLC. Robert W. Roche is the grantor of Rome Trust and disclaims any beneficial ownership of such securities, as he does not have voting and dispositive power over such securities.

(6) Based on 100,691,954 shares of Common Stock issued and outstanding.

CUSIP No. 74975J 104
(1) Names of reporting persons. Edward Roche
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 18,007,217 (7)
(7) Sole dispositive power 0
(8) Shared dispositive power 18,007,217 (7)
(9) Aggregate amount beneficially owned by each reporting person 18,007,217
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) Not applicable
(11) Percent of class represented by amount in Row 9 17.6% (8)
(12) Type of reporting person (see instructions) IN

(7) Includes 16,382,217 shares of Common Stock that are owned directly by iVue Holdings, LLC and 1,625,000 shares of Common Stock issuable upon the exercise of warrants that are exercisable within 60 days that are owned directly by iVue Holdings, LLC. Rome Trust is the majority member of Alto Molise, LLC, and Alto Molise, LLC is the majority member of iVue Holdings, LLC, which directly holds the securities reported herein. Edward Roche and Theresa Roche are trustees of Rome Trust. Edward Roche, Theresa Roche, Rome Trust and Alto Molise, LLC may be deemed to indirectly beneficially own the securities held directly by iVue Holdings, LLC. Robert W. Roche is the grantor of Rome Trust and disclaims any beneficial ownership of such securities, as he does not have voting and dispositive power over such securities.

(8) Based on 100,691,954 shares of Common Stock issued and outstanding.

CUSIP No. 74975J 104
(1) Names of reporting persons. Theresa Roche
(2) Check the appropriate box if a member of a group (see instructions) (a) (b)
(3) SEC use only
(4) Citizenship or place of organization U.S.
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 0
(6) Shared voting power 18,007,217 (9)
(7) Sole dispositive power 0
(8) Shared dispositive power 18,007,217 (9)
(9) Aggregate amount beneficially owned by each reporting person 18,007,217
(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) Not applicable
(11) Percent of class represented by amount in Row 9 17.6% (10)
(12) Type of reporting person (see instructions) IN

(9) Includes 16,382,217 shares of Common Stock that are owned directly by iVue Holdings, LLC and 1,625,000 shares of Common Stock issuable upon the exercise of warrants that are exercisable within 60 days that are owned directly by iVue Holdings, LLC. Rome Trust is the majority member of Alto Molise, LLC, and Alto Molise, LLC is the majority member of iVue Holdings, LLC, which directly holds the securities reported herein. Edward Roche and Theresa Roche are trustees of Rome Trust. Edward Roche, Theresa Roche, Rome Trust and Alto Molise, LLC may be deemed to indirectly beneficially own the securities held directly by iVue Holdings, LLC. Robert W. Roche is the grantor of Rome Trust and disclaims any beneficial ownership of such securities, as he does not have voting and dispositive power over such securities.

(10) Based on 100,691,954 shares of Common Stock issued and outstanding.

Item 1.

Item 1(a) Name of issuer: rVue Holdings, Inc.
Item 1(b) Address of issuer's principal executive offices: 100 NE 3rd Avenue, Suite 200 Fort Lauderdale, FL 33301

Item 2.

2(a) Name of person filing: iVue Holdings, LLC Alto Molise, LLC Rome Trust Edward Roche Theresa Roche

2(b) Address or principal business office or, if none, residence:

iVue Holdings, LLC

c/o OAR Management

9746 S. Roberts Road

Palos Hills, IL 60465

Alto Molise, LLC

c/o OAR Management

9746 S. Roberts Road

Palos Hills, IL 60465

Rome Trust

c/o OAR Management

9746 S. Roberts Road

Palos Hills, IL 60465

Edward Roche

c/o OAR Management

9746 S. Roberts Road

Palos Hills, IL 60465

Theresa Roche

c/o OAR Management

9746 S. Roberts Road

Palos Hills, IL 60465

2(c) Citizenship: iVue Holdings, LLC: Nevada Alto Molise, LLC: Nevada Rome Trust: Alaska Edward Roche: U.S. Theresa Roche: U.S.
2(d) Title of class of securities: Common Stock, par value $.001
2(e) CUSIP No.: 74975J 104

Item 3. Not applicable

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

a.	Amount beneficially owned: The number of shares beneficially owned by each reporting person is 18,007,217

b.	Percent of class: The percentage of the class of shares beneficially owned by each reporting person is 17.6%

c.	Number of shares as to which such person has:

i.	Sole power to vote or to direct the vote: 0

ii.	Shared power to vote or to direct the vote: The number of shares as to which each reporting person has shared power to vote or direct the vote is 18,007,217

iii.	Sole power to dispose or to direct the disposition of: 0

iv.	Shared power to dispose or to direct the disposition of: The number of shares as to which each reporting person has shared power to dispose or direct the disposition of is 18,007,217

Item 5. Ownership of 5 Percent or Less of a Class

Not applicable

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable

Item 8. Identification and Classification of Members of the Group

Not applicable

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iVUE HOLDINGS, LLC

By: /s/ Theresa Roche

Name: Theresa Roche

Title: Manager

ALTO MOLISE, LLC

By: /s/ Theresa Roche

Name: Theresa Roche

Title: Manager

/s/ Edward Roche

Edward Roche, in his individual capacity and on behalf of Rome Trust, as Trustee

/s/ Theresa Roche

Theresa Roche, in her individual capacity and on behalf of Rome Trust, as Trustee

EXHIBIT INDEX

Exhibit A. Joint Filing Agreement

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Agreement of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement, and that such statement and all amendments to such statement are made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this agreement on October 25, 2012.

iVUE HOLDINGS, LLC

By: /s/ Theresa Roche

Name: Theresa Roche

Title: Manager

ALTO MOLISE, LLC

By: /s/ Theresa Roche

Name: Theresa Roche

Title: Manager

/s/ Edward Roche

Edward Roche, in his individual capacity and on behalf of Rome Trust, as Trustee

/s/ Theresa Roche

Theresa Roche, in her individual capacity and on behalf of Rome Trust, as Trustee